Exhibit 99.2

Management’s Discussion and Analysis
For the six months ended
June 30, 2019

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and six months ended June 30, 2019 (the “Financial Statements”) and the Company’s annual information form (the “2018 AIF”), annual management discussion and analysis (the “2018 Annual MD&A”) and annual audited consolidated financial statements (the “2018 Annual Financial Statements”) for the year ended December 31, 2018.

All information contained in this MD&A is current as of August 9, 2019 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is August 9, 2019.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or reserves and the timing of development thereof;

2.	exploration and work programs, including reference to the Company’s plans of operations and notices of intent in place for the Railroad-Pinion Project (as defined below);

3.	plans for additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project;

4.	the Company working toward a Pre-Feasibility Study (“PFS”) for the Railroad-Pinion Project and the anticipated timing to complete the PFS;

5.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

6.	performance characteristics of mineral properties;

7.

the expectation that the Dark Star deposit (the “Dark Star Deposit”) may be emerging as a major Carlin gold occurrence where a larger-than-expected ridgeline fault system has played a significant role in concentrating higher grade gold;

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8.	mineral resource or reserve predictions based on recent drilling results;

9.

the belief that deeper, lower plate carbonate hosted gold targets are likely to occur in a favorable structural setting beneath the Dark Star Deposit, similar to the structural setting in the Carlin North Area;

10.

management’s belief that the Company currently has sufficient cash on hand to maintain its projects and finance its operating costs over the next 9 months and the expectation that after this time the Company will require additional capital to fund the complete work program recommended in the Railroad Pinion Technical Report (as defined below) and maintain operations;

11.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration, operations and mining scenarios;

12.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

13.	drilling plans and timing of drilling;

14.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2019;

15.	the use of proceeds from the 2019 Financing (as defined below); and

16.	capital expenditure programs and the timing and method of financing thereof.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured and proceeding with economic studies for the Railroad-Pinion Project;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

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11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

15.	title defects to the Company’s mineral properties;

16.	the Company’s ability to obtain all necessary permits and other approvals;

17.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

18.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

19.	fluctuations in the market price of gold (“Au”), other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

20.	intense competition in the mining industry; and

21.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Railroad-Pinion Project are accurate in all material respects;

4.

further financing being required to complete the work programs and drilling on the Railroad- Pinion Project including, but not limited to, its North Bullion deposit (the “North Bullion Deposit”), its Dark Star Deposit and its Pinion deposit (the “Pinion Deposit”), as recommended in the Railroad-Pinion Technical Report (as defined below);

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.

the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals, permits and water rights in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely affects the Company;

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9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels;

11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and

14.

the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

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Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of August 9, 2019.

Overall Performance

The Company is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States. The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration stage. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the six months ended June 30, 2019, the Company had a loss and comprehensive loss of $4,921,784 (June 30, 2018 - $5,190,407). As at June 30, 2019, the Company had an accumulated deficit of $68,507,498 (December 31, 2018 - $63,856,702). As at June 30, 2019, the Company had cash of $5,117,834 and working capital of $2,018,885. Further financing will be required to fund the complete work program recommended in the Railroad Pinion Technical Report, to maintain its current land position and for ongoing activities. If the Company is successful in identifying additional resources through further drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site.

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The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold and the availability of necessary equipment and personnel in the highly competitive mining sector.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont Goldcorp Corporation’s Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 53,769 gross acres (21,760 hectares) and 50,798 net acres (20,557 net hectares) of land in Elko County, Nevada. The Company owns or has an option to acquire ownership of approximately 30,141 gross acres (12,198 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lodes (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases with terms that the Company may seek to extend from time to time. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the 2018 AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad–Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum amount of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

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Material Projects

The Company has identified the North Bullion Deposit, the Dark Star Deposit and the Pinion Deposit, which together form the Railroad-Pinion Project, as the Company’s material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the amended and restated technical report with an effective date of September 15, 2017, entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated” and prepared by Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX Geoscience Ltd., qualified persons for the purposes of NI 43-101 (the “Railroad-Pinion Technical Report”). The Railroad-Pinion Technical Report was amended and restated to clarify certain of its contents and was filed on SEDAR on February 19, 2018. It can be accessed at www.sedar.com under the Company’s profile. The Railroad-Pinion Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Company has focused on drilling and other exploration activities with the goal of preparing mineral resource estimates for each deposit, as summarized below and detailed in the Railroad-Pinion Technical Report. The Company plans additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project and is working towards a PFS for the Railroad-Pinion Project.

The Company previously announced its intention to prepare a Preliminary Economic Assessment (“PEA”) for the Railroad-Pinion Project, however the results of infill drilling completed in 2018, along with ongoing analysis and studies, indicated the potential to convert certain mineral resources previously classified as Inferred to Indicated or Measured. Additionally, elements of the initially considered PEA have been conducted to a higher technical standard suitable for a PFS and, accordingly, the Company is working toward a PFS, which is expected to be completed in the fall of 2019.

Pinion

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion Deposit mineral resource. This total comprises 24 diamond drill holes and 481 reverse circulation (“RC”) drill holes that were completed from 1981 to 2015 with spacing between drill holes varying from 1 m to 1.25 kilometers.

The mineral resource estimate for the Pinion Deposit is reported at a range of gold cut-off grades, from 0.1–1.0 grams per tonne (“g/t”), for both Indicated and Inferred Mineral Resource categories, as defined according to Canadian Institute of Mining, Metallurgy and Petroleum definition standards, for gold and silver, respectively. For reporting purposes, the mineral resource estimate was constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au. The Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The Pinion Deposit silver Inferred Mineral Resource comprises 92.69 million tonnes averaging 4.16 g/t Ag, representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

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Dark Star

A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. Based upon positive results from the 2016 Phase 2 drilling at the Dark Star Deposit, an updated mineral resource was calculated in 2017. The 2017 updated mineral resource estimate, with an effective date of June 29, 2017, comprises an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a lower cut-off grade of 0.20 g/t Au.

North Bullion

Based upon historic drilling and drilling from 2010 to 2017, a maiden mineral resource estimate was presented for the North Bullion Deposit as of September 15, 2017.

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 ounces of gold. The North Bullion, Sweet Hollow and POD sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 ounces of gold. The North Bullion underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 ounces of gold.

Calculations of mineral resources and reserves are only estimates

Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

Recommendations for the Railroad-Pinion Project

The authors of the Railroad-Pinion Technical Report recommended an aggressive exploration program for the Railroad-Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work.

The authors recommended a total of 11,280 meters (“m”) (37,000 feet) of RC and core drilling for the Railroad-Pinion Project area for a total cost of US$2,800,000 for 2017-2018. In addition, a total of 37,520 meters (123,100 feet) was recommended for the Pinion Deposit area in 2017-2018 at an additional estimated cost of US$8,287,000. In addition to the drilling, other recommended exploration activities at the Railroad–Pinion Project included geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics, gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad–Pinion Project area was US$5,220,000. The recommended drilling at the Railroad-Pinion Project along with other geological, geophysical, engineering and environmental studies and a contingency of ~7 % yields an overall budget to complete the recommended work of US$17,450,000.

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The Company incorporated these recommendations into its activities at the Railroad-Pinion Project to date, and for its 2018 work plan. See “Overall Performance - Exploration and Acquisition Expenditures” below. In 2018, the Company undertook a US$25.8 million exploration and development program on the Railroad-Pinion Project (the “2018 Exploration and Development Program”). The 2018 Exploration and Development Program objectives were as follows:

(1) infill and development drilling at the Dark Star Deposit and Pinion Deposit to reduce drill spacing to approximately 30m and convert mineral resources to the Measured and Indicated categories;

(2) exploration drilling at the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”) to reduce drill spacings and provide requisite data for a maiden mineral resource estimate by the end of 2018; and

(3) drilling to test new high-value targets at the Dixie deposit (the “Dixie Deposit”), the Dark Star Corridor, Ski Track and elsewhere within the Railroad District.

On September 20, 2018, the Company announced an expanded exploration and development plan of US$2 million for the remainder of 2018. The expanded exploration and development plan included 1) drill testing three new exploration targets; 2) further step out drilling at the Dark Star Deposit; 3) further step out drilling at the Jasperoid Wash Deposit; 4) completing the Dark Star Deposit and the Pinion Deposit resource updates in support of economic studies; and 5) expansion of development activities at the Dark Star Deposit and the Pinion Deposit.

The Company continues to gather information, and analyze and interpret such information, in order to investigate potential development opportunities for the Railroad-Pinion Project and is working toward a PFS for the Railroad-Pinion Project, which is expected to be completed in the fall of 2019.

Q2 Developments

On April 25, 2019, the Company reported final drill results from its 2019 Phase 1 drilling at the Dark Star Deposit.

Key Highlights from the drilling included:

  In the northern portion of the Dark Star Deposit, two RC holes intersected thick zones of oxide mineralization including: 138.7m of 1.12 g Au/t, including 38.1m of 2.61 g Au/t in DR19-73; and 65.5m of 1.33g Au/t, including 30.5m of 1.80 g Au/t in DR19-74. The RC holes stepped out north from mineralization intersected in DR18-110, which intersected 109.7m of 1.00 g Au/t including 24.4m of 2.05 g Au/t (see November 15, 2018 news release) and are approximately 25m south of DR19-26, which intersected 51.8m of 1.07 g Au/t, including 16.8m of 2.58 g Au/t; and DR19-15 which intersected 22.9m of 1.92 g Au/t, including 13.7m of 3.04 g Au/t (see March 26, 2019 news release). Mineralization remains open to the north of DR19-15 and DR19-26 for resource expansion.

  Additionally, core hole DC19-01, which was suspended at 231m, confirmed higher grade oxide mineralization with 117.3m of 1.54 g Au/t, including 44.3m of 2.55 g Au/t. Drilling was suspended in grade due to weather conditions and will be re-entered during Phase 2 drilling at the Dark Star Deposit this summer. This hole is targeting the Ridgeline/IDK Fault corridor at depth, with a target of 460m.

  Two monitoring wells (DR19-30 and MW19-01) external to the Dark Star Deposit were completed during Phase 1 for permitting purposes. As expected, these holes did not contain significant mineralization.

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On August 6, 2019, the Company announced the 2019 exploration and development program on the Railroad-Pinion Project. The US$6.9 million program includes an estimated 14,600m of RC and core drilling in 52 holes. District exploration is approximately 10,800m of drilling, whereas step out and development work at Dark Star and Pinion Deposits is expected to account for approximately 3,800m.

The 2019 program objectives are:

(1)	completion of the South Railroad PFS for the Dark Star and Pinion Deposits;
(2)	step out drilling to the east and south of the Dark Star Deposit to test for resource expansion potential;
(3)	exploration drilling of high-value targets at Hidden Star, Jasperoid Wash, Dixie, LT, Ski Track and North Bullion Deposits; and
(4)	in the northern portion of Dark Star Deposit, drill testing a newly recognized deep feeder-style target beneath the oxide resource.

Development

  At the Dark Star Deposit, complete up to 13 step out RC holes (approximately 2,600m) to test for shallow oxide expansion potential to the north, east and south of the known resource. DC19-01, a core hole in the northern portion of Dark Star Deposit that was suspended at 231m earlier this year due to weather, will also be completed. DC19-01 intersected 117.3m of 1.54 g Au/t, including 44.3m of 2.55 g Au/t (see April 25, 2019 news release). Drilling will also follow up DR19-65 (39.6m of 1.25 g Au/t) where mineralization remains open to the east (see March 26, 2019 news release). Additionally, drilling will step out to the south of the known resource to test open-ended oxide mineralization identified by surface rock sampling and historic drilling.

  A PFS for the Dark Star and Pinion Deposits resources is scheduled for completion during the third quarter of 2019. The PFS will include updated resource estimates for both deposits.

  At the Pinion Deposit, drill up to 10 metallurgical core holes (about 1,100m) for additional high- pressure grind roll (HPGR) testing.

District Exploration

  Within the Dark Star Corridor, drill up to 8 RC (about 3,300m) holes and one core hole (about 350m) to test favorable Penn-Perm carbonate rocks that are folded, altered and crosscut by faults and igneous dikes. More specifically, the drilling will test new targets within the same structural setting as Dark Star Deposit. The highest priority target is Hidden Star, located between the Dark Star and Dixie Deposits. Here, drilling will target the same fault blocks that host the Dark Star and Dixie Deposits, beneath a thin veneer of post-mineral volcanic cover. A core hole is also planned to test for the continuation of the Dark Star gold system beneath cover, approximately 1 km north of the current Dark Star Deposit.

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  In the northern portion of Dark Star Deposit, one deep scout drill hole (approximately 1,000m) will test the newly recognized Deep Dark Star target, a potential feeder / breccia-style opportunity beneath the current oxide resource. The northern portion of the oxide resource contains unique geologic characteristics, suggestive of a larger, multi-stage, energetic gold system, including: numerous 100m - 200m intervals of plus 1 g Au/t oxide intercepts in drill holes; oxidation that extends from the current topographic surface to depths exceeding 350m; gold-bearing hydrothermal breccias, newly recognized quartz porphyry dikes and sills, and north-striking high-angle faults that act as controls on mineralization. Many of the high-angle, controls on mineralization project downdip where they intersect a buried anticline. These highly favorable structural features are confirmed by 2D seismic data. The initial scout drill hole will look to test favorable Penn-Perm age carbonate rocks and the underlying Webb-Devils Gate contact.

  At the Jasperoid Wash and Ski Track Deposits, complete about 3,400m of RC and core drilling in at least 12 holes to step out and test new targets within this northerly-striking corridor, expand areas of known shallow oxide gold mineralization that have the potential for higher gold grades, and provide core for metallurgical testing. The upcoming PFS will include an initial oxide resource estimate for the Jasperoid Wash Deposit.

  At the LT target, located 3 km north-northwest of the Pinion Deposit, samples collected from surface outcrops in 2018 included assay values ranging from <0.005 to 12.90 g Au/t from over a 400m by 200m area (see October 11, 2018 news release). Gold mineralization is hosted in decalcified, silicified and oxidized multilithic dissolution collapse breccia proximal to a north-striking igneous dike. Up to 4 RC holes (approximately 1,460m) will test this newly conceptualized structural control.

  West northwest of the North Bullion Deposit, 2 RC precollar / core tail holes (about 1,400m) will step out from drill hole RR17-06 which intercepted 41.7m of 1.91 g Au/t, including 7.6m of 6.32 g Au/t (see November 15, 2017 news release). This intercept is located approximately 550m west of the North Bullion Deposit and is considered a new zone of mineralization that is open in all directions.

Environmental Permitting

  Approximately US$670,000 will be allocated to ongoing environmental studies, monitoring and permitting in the greater Dark Star and Pinion area.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person” as defined by NI 43-101.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

Exploration and Acquisition Expenditures

During the six months ended June 30, 2019, the Company incurred $11,710,156 (June 30, 2018 - $21,344,937) in acquisition and deferred exploration and development costs. Expenditures for the six months ended June 30, 2018 included a payment of $4,427,850 for the NSR Buy-Down (as defined below).

The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the six months ended June 30, 2019 and 2018:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Six Months Ended June 30, 2019	$	$	$
Exploration expenses
Claim maintenance fees	14,883	-	14,883
Consulting	890,190	37,958	928,148
Data Analysis	116,760	-	116,760
Drilling	3,230,169	464,391	3,694,560
Engineering	31,718	-	31,718
Environmental and permitting	574,536	6,875	581,411
Equipment rental	57,870	6,392	64,262
Geological	27,707	-	27,707
Geotechnical	16,927	-	16,927
Hydrology	929,564	-	929,564
Lease payments	488,212	-	488,212
Metallurgy	1,729,429	-	1,729,429
Preliminary economic assessment	461,133	-	461,133
Sampling and processing	316,179	533	316,712
Site development and reclamation	2,015,525	101,978	2,117,503
Supplies	190,376	851	191,227
	11,091,178	618,978	11,710,156

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Six Months Ended June 30, 2018	$	$	$
Property acquisition and staking costs	1,638	-	1,638
NSR Buy-Down (1)	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	359,532	81,528	441,060
Consulting	1,118,298	66,451	1,184,749
Data Analysis	43,203	22,282	65,485
Drilling	8,489,445	172,649	8,662,094
Environmental and permitting	295,652	-	295,652
Equipment rental	65,848	491	66,339
Geological	380,179	17,455	397,634
Geotechnical	352,786	-	352,786
Hydrology	41,210	-	41,210
Lease payments	643,321	-	643,321
Metallurgy	147,868	-	147,868
Preliminary economic assessment	243,899	-	243,899
Sampling and processing	391,778	78,052	469,830
Site development and reclamation	3,214,948	11,786	3,226,734
Supplies	563,210	-	563,262
Vehicle	113,578	-	113,578
	20,894,243	450,694	21,344,937

(1)

On March 23, 2018, the Company exercised its NSR buy-down option under its lease agreement with Pereira Family, LLC (“Pereira”) to reduce an NSR royalty from five percent (5%) to two percent (2%), by making a lump-sum payment of US$3.5 million to Pereira (the “NSR Buy-Down”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

The total cumulative acquisition and exploration costs of the Company to June 30, 2019 are summarized as follows:

	Railroad-	Lewis Gold
	Pinion Project	Project	Total
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR buy-down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	1,764,246	160,666	1,924,912
Consulting	14,657,838	354,363	15,012,201
Data analysis/geological	5,266,484	85,593	5,352,077
Drilling/site development	100,209,623	2,301,242	102,510,865
Engineering	166,546	-	166,546
Environmental	1,254,204	11,524	1,265,728
Geotechnical	671,614	-	671,614
Hydrology	1,860,291	-	1,860,291
Lease payments	9,118,617	228,347	9,346,964
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	3,790,518	-	3,790,518
Preliminary economic assessment	1,040,358	-	1,040,358
Provision for site reclamation	946,010	-	946,010
Sampling and processing	5,874,035	110,689	5,984,724
Travel	469,491	-	469,491
Vehicle	206,082	-	206,082
Cumulative acquisition and exploration costs at June 30, 2019	169,379,050	38,997,815	208,376,865

Corporate Activities

During the six months ended June 30, 2019, the Company granted a total of 1,871,424 stock options exercisable for periods of five years at a weighted average exercise price of $1.73 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 664,730 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $88,400 from the exercise of 120,000 stock options and 235,000 stock options expired unexercised.

As at June 30, 2019, the Company had a cash position of $5,117,834 and working capital of $2,018,885. See “Liquidity, Financial Position and Capital Resources” below.

Subsequent to June 30, 2019, the Company received total proceeds of $65,450 from the exercise of 85,000 stock options and 185,000 stock options expired unexercised.

In July 2019, the Company closed an underwritten public offering (the “2019 Financing”) and issued 17,250,000 common shares of the Company at a price of $1.22 per share for gross proceeds totalling $21,045,000.

The net proceeds of the 2019 Financing will be used for continued exploration and for permitting and development at the Railroad-Pinion Project and for working capital purposes (see “Use of Proceeds from 2019 Financing” below).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Financial Statements:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Interest income	16,185	159,472	66,934	216,960
General and administrative expenses	(2,152,981)	(2,694,271)	(4,988,718)	(5,310,328)
Loss and comprehensive loss	(2,136,796)	(2,563,435)	(4,921,784)	(5,190,407)
Basic and diluted loss per common share	(0.01)	(0.01)	(0.02)	(0.02)

	As at June 30,
	2019	2018
	$	$
Working capital	2,018,885	30,802,192
Exploration and evaluation assets	208,376,865	175,780,812
Total assets	217,189,298	211,981,902
Total liabilities	5,121,779	3,674,064

The Company’s mineral projects are in the exploration stage and, to date, the Company has not generated any revenues other than interest income. As at June 30, 2019, the Company had not yet achieved profitable operations and has accumulated losses of $68,507,498 (December 31, 2018 - $63,856,702) since inception. These losses resulted in a net loss per share (basic and diluted) for the six months ended June 30, 2019 of $0.02 (June 30, 2018 - $0.02).

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the six months ended June 30, 2019 totalled $4,988,718 (June 30, 2018 - $5,310,328), including share-based compensation incurred during the period, valued at $1,721,140 (June 30, 2018 - $2,218,559) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the six months ended June 30, 2019 and 2018:

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Decrease of $256,527	Decreased due to fewer marketing and financial advisory consultants engaged along with corporate cost cutting initiatives.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Professional fees	Decrease of $271,488	Decreased due to lower legal fees and decreased corporate activities.
Rent	Decrease of $143,880	Decreased due to change of accounting policy. (See “Changes in Accounting Policies including Initial Adoption” below).
Share-based compensation	Decrease of $497,419	Value of stock options and restricted share units vested in the first six months of 2019 was lower than the comparative period.

The following tables detail changes in major expenditures between the three months ended June 30, 2019 and 2018:

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Decrease of $167,189	Decreased due to fewer marketing and financial advisory consultants engaged along with corporate cost cutting initiatives.
Professional fees	Decrease of $234,297	Decreased due to lower legal fees and decreased corporate activities.
Rent	Decrease of $63,181	Decreased due to change of accounting policy. (See “Changes in Accounting Policies including Initial Adoption” below).
Share-based compensation	Decrease of $270,097	Value of stock options and restricted share units vested in the second quarter of 2019 was lower than the comparative period.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
	$	$	$	$
Interest income	16,185	50,749	83,643	96,555
Loss and comprehensive loss	(2,136,796)	(2,835,737)	(2,348,464)	(2,700,039)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017
	$	$	$	$
Interest income	159,472	57,488	54,854	76,264
Loss and comprehensive loss	(2,563,435)	(2,626,972)	(2,855,446)	(4,395,238)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Variances quarter over quarter can be explained as follows:

  In the quarters ended September 30, 2017, September 30, 2018, and March 31, 2019, the Company recorded a foreign exchange loss of $496,327, $197,763, and $162,765 respectively, due to the weakening of the U.S. dollar in those periods.

  In the quarters ended March 31, 2018, June 30, 2018, December 31, 2018, and June 30, 2019, the Company recorded a foreign exchange gain of $372,821, $222,448, $323,344, and $5,888, respectively, due to the strengthening of the U.S. dollar in those periods.

  In the quarter ended September 30, 2017, the Company agreed to pay a total termination payment of $384,902 to the former Corporate Secretary and director in accordance with the terms and conditions of his consulting agreement with the Company.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, and the North Bullion Deposit (see “Overall Performance” above) but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at June 30, 2019 and December 31, 2018, the Company’s liquidity and capital resources were as follows:

	June 30, 2019	December 31, 2018
	$	$
Cash	5,117,834	18,333,732
Receivables	41,122	34,692
Prepaid expenses	356,125	489,902
Total current assets	5,515,081	18,858,326
Payables and accrued liabilities	3,350,035	1,950,222
Current portion of lease liabilities	146,161	-
Working capital	2,018,885	16,908,104

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new, and expand its current, mineral deposits.

As at June 30, 2019, the Company had a cash position of $5,117,834 (December 31, 2018 - $18,333,732) derived from the net proceeds of the 2018 financings and the exercise of stock options. As at June 30, 2019, the Company’s working capital was $2,018,885 (December 31, 2018 – $16,908,104). In July 2019, the Company closed the 2019 Financing for gross proceeds totalling $21,045,000. See “Use of Proceeds from 2019 Financing” below.

The Company’s ability to continue as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash on hand to maintain its projects and finance its operating costs over the next 9 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Use of Proceeds from 2019 Financing

In July 2019, the Company completed the 2019 Financing by issuing a total of 17,250,000 common shares at a price of $1.22 per share for net proceeds of approximately $19,232,300, net of cash commissions and expenses of $1,812,700.

The net proceeds of the 2019 Financing are expected to be used as set out below:

Use of Proceeds	$
Exploration and drilling(1)	5,400,000
Expenditures incurred in connection with the preparation of a preliminary feasibility study(2)	3,230,000
Lease and BLM payments(3)	1,850,000
General working capital	8,752,300
TOTAL	19,232,300

(1)	As set out in the recommendations section of the Railroad-Pinion Technical Report.
(2)

Expenditures to prepare a preliminary feasibility study for the Railroad-Pinion Project, including third party consultant and contractor fees and expenditures for additional testing, permitting, analysis and studies.

(3)	The BLM payments refer to the payment of claim fees to legally hold ground in the United States that are under the jurisdiction of the Bureau of Land Management according to the Mining Law of 1872.

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the Government of Canada.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

As at the date of this MD&A, the Company has the following commitments:

1.	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020, incurring monthly rent payments of approximately $6,000 to the year 2020.

2.

The Company has a lease agreement for a property in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

3.

The Company has two separate consulting agreements with the CEO & director and the CFO of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two-year payout totalling, on a collective basis, of approximately $1.7 million (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three-year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) of approximately $2.6 million in the event of termination following a change in control of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

4.

The Company has two separate employment agreements with the Chief Geologist and the Manager of Projects of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$32,167 per month. The employment agreements provide for a two-year payout totalling, on a collective basis, of approximately US$1.0 million (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

5.

The Company has an employment agreement with the Vice President - General Counsel & Corporate Secretary of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires a payment of $19,167 per month. The employment agreement provides for a two-year payout totalling approximately $0.8 million (including average discretionary bonuses paid in the preceding two years not less than 70% of annual base salary) in the event of termination without cause and in the event of termination following a change in control of the Company.

6.

Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for the remainder of 2019 are approximately US$1,265,000. See Item 4 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 6 “MATERIAL MINERAL PROJECT” of the 2018 AIF and the 2018 Annual Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

7.	The Company’s estimated exploration and evaluation asset lease obligations and tax levies for fiscal 2019 for the Lewis Gold Project are approximately US$153,000.

There were no material changes during the six months ended June 30, 2019 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	2019	2020 to	2022 to	After 2023
			2021	2023
	$	$	$	$	$
Office Leases	550,068	124,641	320,619	104,808	-
Consulting Agreements [1,3]	2,740,500	304,500	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	3,140,854	348,984	1,395,935	1,395,935	Ongoing
Mining leases and agreements[5,6]	12,511,455	1,314,030	6,296,341	4,901,084	Ongoing
(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on June 30, 2019 of US$1.00 = C$1.3101.
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Related Party Transactions

During the six months ended June 30, 2019, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred management fees of $220,000 (June 30, 2018 - $220,000) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at June 30, 2019, $nil (December 31, 2018 - $152,787) was included in accounts payable and accrued liabilities.

  Incurred financial management fees of $84,500 (June 30, 2018 - $84,500) and professional fees of $115,242 (June 30, 2018 - $115,242) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at June 30, 2019, $4,725 (December 31, 2018 - $90,671) was included in accounts payable and accrued liabilities.

  Incurred administrative management fees of $115,000 (June 30, 2018 - $115,000) to Glenn Kumoi, Vice President - General Counsel and Corporate Secretary of the Company. As at June 30, 2019, $7,256 (December 31, 2018 - $53,244) was included in accounts payable and accrued liabilities.

  Incurred salary expense of $56,788 (June 30, 2018 - $nil), of which $48,270 (June 30, 2018 - $nil) was recorded as capitalized exploration and evaluation assets expenditures, to Donald Harris, the General Manager of the Company. As at June 30, 2019, $1,459 (December 31, 2018, $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $18,000 (June 30, 2018 - $18,000) to a company controlled by Robert McLeod, a director of the Company.

  Incurred directors fees of $21,000 (June 30, 2018 - $21,000) to Bruce McLeod, a director of the Company.

  Incurred directors fees of $21,000 (June 30, 2018 - $21,000) to William E. Threlkeld, a director of the Company.

  Incurred directors fees of $18,000 (June 30, 2018 - $18,000) to a company controlled by Jamie Strauss, a director of the Company. As at June 30, 2019, $12,743 (December 31, 2018, $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $21,000 (June 30, 2018 - $21,000) to Zara Boldt, a director of the Company.

  Incurred directors fees of $21,000 (June 30, 2018 - $21,000) to Alex Morrison, a director of the Company. As at June 30, 2019, $857 (December 31, 2018, $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $21,000 (June 30, 2018 - $15,290) to Ron Clayton, a director of the Company. As at June 30, 2019, $1,210 (December 31, 2018, $nil) was included in accounts payable and accrued liabilities.

  Received rent payments of $9,000 (June 30, 2018 - $9,000) from Barksdale Capital Corp., a company related by way of common officers.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

Summary of key management personnel compensation:

	For the six months ended June 30,
	2019	2019
	$	$
Management fees	560,500	554,790
Professional fees	115,242	115,242
Exploration and evaluation assets expenditures	48,270	121,675
Wages and salaries	8,518	21,472
Share-based compensation	1,193,545	1,350,404
	1,926,075	2,163,583

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Railroad-Pinion Project and the Lewis Gold Project are still at the exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects and the ability to maintain and extend leases on favourable terms. For the most part, the Railroad-Pinion Project and the Lewis Gold Project have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties, in the marketing of minerals and the search for experienced personnel. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue to meet any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system (“MJDS”) implemented by the SEC and the securities regulatory authorities in Canada. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next second fiscal quarter.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxation year ended December 31, 2018 and expects to be a passive foreign investment company for the taxation year ending December 31, 2019. The Company will be providing Qualified Electing Fund information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holdings of the Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2018 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and reclamation provisions.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Valuation of right-of-use asset and lease liabilities

The application of IFRS 16 (as defined below) requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include: determining agreements in scope of IFRS 16, determining the contract term and determining the interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the six months ended June 30, 2019, except for the following:

Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS 16”) which replaced IAS 17 – Leases and IFRIC 4 – Determining Whether an Arrangement Contains a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applied in IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

The Company applied IFRS 16 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease liabilities related to its lease commitments for its office leases. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at January 1, 2019, the date of initial application, resulting in no adjustment to the opening balance of deficit. The associated right-of-use assets will be measured at the lease liabilities amount, plus prepaid lease payments made by the Company. The Company has implemented the following accounting policies permitted under the new standard:

  leases of low dollar value will continue to be expensed as incurred; and

  the Company will not apply any grandfathering practical expedients.

As at January 1, 2019, the Company recognized $934,659 in right-of-use assets and $884,987 in lease liabilities as summarized below.

$
Minimum lease payments under operating leases as of December 31, 2018	657,466
Assumed exercise of renewal of office lease in April 2020	460,050
Effect from discounting at the incremental borrowing rate as of January 1, 2019	(232,529)

Lease liabilities recognized as of January 1, 2019	884,987
Prepaid lease payments	49,672

Right-of-use assets recognized as of January 1, 2019	934,659

The lease liabilities were discounted at a discount rate of 7% as at January 1, 2019.

New accounting policy for leases under IFRS 16

The following is the accounting policy for leases as of January 1, 2019 upon adoption of IFRS 16:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

  fixed payments, including in-substance fixed payments, less any lease incentives receivable;

  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

  amounts expected to be payable under a residual value guarantee;

  exercise prices of purchase options if the Company is reasonably certain to exercise that option; and

  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, investments, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates between the Canadian and U.S. dollars. As at June 30, 2019, the Company had a foreign currency net monetary asset position of approximately US$116,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $1,100.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. As the Company’s cash is held in large Canadian and U.S. financial institutions, it is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at August 9, 2019, the Company has 277,377,886 outstanding common shares, 1,061,464 restricted share units and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.77	600,000	600,000	September 12, 2019
0.73	2,125,000	2,125,000	November 27, 2020
3.16	457,500	457,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,030,540	2,030,540	August 1, 2022
2.25	600,000	400,000	September 12, 2022
1.96	100,000	66,667	January 15, 2023
2.11	2,314,256	1,542,837	March 5, 2023
2.11	100,000	66,667	April 27, 2023
1.96	160,000	106,667	September 14, 2023
1.74	1,701,424	567,141	January 31, 2024
1.49	50,000	16,667	March 15, 2024
	10,563,720	8,304,686

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Corporate Governance

The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 8 individuals, 7 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being the audit committee, compensation committee, health, safety and environment committee, nominating and corporate governance committee and technical committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s technical committee is comprised of a director, who is independent of management, the Chief Geologist, the General Manager and a representative of OceanaGold Corporation. The Company’s health, safety and environmental committee is comprised of 2 directors, who are independent of management, the Vice President - General Counsel & Corporate Secretary and the Company’s Manager of Projects.

Management’s Report on Internal Control over Financial Reporting

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at June 30, 2019 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the six months ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the 2018 AIF;

  the 2018 Financial Statements;

  the 2018 Annual MD&A; and

  the Financial Statements.

This MD&A has been approved by the Board effective August 9, 2019.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -